

VIA FACSIMILE AND U.S. MAIL

March 22, 2006

David M. Risley
Senior Vice President and Chief Financial Officer
LA-Z-Boy, Inc.
1284 N. Telegraph Road
Monroe, MI 48162

RE: **Form 10-K for Fiscal Year Ended April 30, 2005**
        Forms 10-Q for Fiscal Quarters Ended July 30, October 29, 2005 and
        January 28, 2006
        File No. 1-9656

Dear Mr. Risley:

   We have reviewed your letter dated March 9, 2006 and have the following comments. Where indicated, we think you should revise your disclosures in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Feel free to call us at the phone numbers listed below.

FORM 10-K FOR THE YEAR ENDED APRIL 30, 2005

Financial Statements

Note 20 – Variable Interest Entities

1. We have considered your analysis regarding the accounting for capital contributions made by the Equity holder of the VIE. EITF 02-18 does not appear to apply to your situation for the following reasons:

    -   You are not applying the equity method of accounting to the VIE;
    -   You cannot suspend the recognition of losses as you have consolidated the entity;
    -   The issue addressed, and the consensus itself, appear not applicable, and even if they were, your conclusion appears inconsistent with the guidance.

    Issue 2 of EITF 02-18 concerns an equity investment which has been reduced to zero and losses suspended, and the investor (in this case La-Z-Boy) purchases an additional 5% interest in the equity investee. The consensus was that if such investment represents the funding of prior losses, (which is your view) La-Z-Boy should recognize previously suspended losses only up to the amount of the additional investment. This consensus, relates to <u>whether or not additional unrecorded losses should be recorded.</u> Since you have no previously suspended losses, this guidance does not appear to apply. The EITF does not provide for recording gains related to <u>previously recorded losses</u>.

However, it would appear that your accounting, in principle, would be acceptable under Staff Accounting Bulletin 51 *Accounting for the Sales of Stock by a Subsidiary* (also referred to as Topic 5:H). In particular the Interpretive Response to Question 3.

FIN 46 (R), paragraph 22, states that the principles of consolidated financial statements in ARB 51 apply to primary beneficiaries' accounting for consolidated variable interest entities and after the initial measurement, the assets, liabilities and noncontrolling interests of the consolidated variable entity shall be accounted for in the consolidated financial statements as if the entity were consolidated based on voting interests. Therefore we have no further comment concerning your accounting for this gain at this time.

However we do urge you in future filings to expand you disclosures concerning your VIEs and the related accounting. In particular:

- Clarify that all consolidated VIEs are recorded at fair value upon initial measurement at the date you became the primary beneficiary (FIN 46(R), paragraph 18);
- Clarify that all consolidated VIES, have been accounted for in the financial statements as if the entity were consolidated based on voting interests;
- All detailed disclosures required by paragraphs 24-26 of FIN 46(R).

<u>Form 10-Q for the Quarter Ended January 28, 2006</u>

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations</u>

2. You disclose that your increase in 2006 operating cash flows was due mainly to a reduction of $15.3 million in receivables and $17.4 million in inventory. We note that in the previous comparable period your receivables actually decreased even more ($22.8 million) and if your decrease in inventory was due to seasonality, your prior period *increase* in inventory of $24.8 million would require further analysis to provide context, because during the same season last year, your inventory went in the opposite direction in a material amount. You also do not address whether these developments are temporary, or intended to continue.

In our letter to you dated February 3, 2006, we asked that you provide a more comprehensive analysis in your MD&A. Such analysis does not need to be unduly lengthy, but rather should provide quality analysis to allow a reader to understand the underlying causes of significant changes in your operations. Please see the helpful references to guidance in preparing your MD&A from our February 3rd letter. We urge you to read and consider such guidance in the future when preparing your MD&A.

*   *   *   *

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

You may contact Ernest Greene, Staff Accountant, at (202) 551-3733, or the undersigned at (202) 551-3689, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

John Hartz
Senior Assistant
Chief Accountant